Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Cresco Labs Inc. (the “Company,” “Cresco Labs,” “we,” or “our”) is dated August 6, 2026 and has been prepared for the three and six months ended June 30, 2026 and 2025. It is supplemental to, and should be read in conjunction with, the Company’s audited Consolidated Financial Statements and accompanying notes as of and for the years ended December 31, 2025 and 2024, which were previously filed on SEDAR+ and EDGAR, and the Company's unaudited condensed interim consolidated financial statements and accompanying notes as of and for the three and six months ended June 30, 2026 and 2025. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“USD” or “$”) unless otherwise indicated.
The Company has provided certain supplemental non-GAAP financial measures in this MD&A. Where the Company has provided such non-GAAP financial measures, we have also provided a reconciliation to the most comparable GAAP financial measure. Please see the information under the heading “Non-GAAP Financial Measures” for additional information on the Company’s use of non-GAAP financial measures.
This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable U.S. securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Statement Regarding Forward-Looking Information,” located at the beginning of the Company’s Annual Information Form for the year ended December 31, 2025, filed on SEDAR+ and EDGAR. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information. Please refer to the discussion of risks and uncertainties set out under the heading “Risk Factors,” located within the Company’s Annual Information Form for the year ended December 31, 2025, filed on SEDAR+ and EDGAR.
OVERVIEW OF THE COMPANY
Incorporated on July 6, 1990, in the Province of British Columbia, Cresco Labs is licensed to grow, manufacture, and sell cannabis and cannabis-based products in several U.S. states. The Company’s headquarters is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661, and its registered office is at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8.
Cresco Labs primarily engages in the cultivation of medical-grade cannabis, the production of cannabis-derived medical-grade products, and their distribution to consumers in legalized cannabis markets in the United States, whether for medical or adult-use. The Company strives to provide consumers with high-quality and consistent cannabis-based products, focusing on regulatory adherence while developing condition-specific cannabis strains and non-invasive delivery methods. These non-invasive delivery methods, which are alternatives to smoke inhalation, aim to deliver controlled-dosage medicinal cannabis relief to qualified patients and consumers in legalized cannabis markets in the United States.
As of August 6, 2026, the Company operates a total of eighty-nine (89) open dispensaries, which includes fifteen (15) retail partner locations where we provide operational support to our licensed retail partners, and thirteen (13) cultivation and production facilities across eight (8) states, where cannabis use, medical or both medical and adult-use, has been approved by state and local regulatory bodies. Of the states in which we operate Illinois, Massachusetts, Michigan, New York, and Ohio have adult-use cannabis programs.
The Company operates its dispensaries under the brand, Sunnyside*®1. Our Sunnyside* dispensaries are home for a judgement-free cannabis shopping experience, where all are welcome to explore, discover, and purchase a wide array of high-quality products. The Company’s portfolio of owned cannabis consumer-packaged goods includes Cresco®1, High Supply®2, Mindy’sTM, Good News®2, RemediTM, Wonder Wellness Co.®2, and FloraCal® Farms2. The Company distributes and markets these products both to third-party licensed retail cannabis stores across the U.S. and to the Company’s owned retail stores.

1The Sunnyside*® (inclusive of the stand-alone asterisk mark) and Cresco® brands maintain federal trademark registrations for websites pertaining to medical cannabis and cannabis educational services, as well as multiple state trademark registrations.
2The High Supply®, Good News®, Wonder Wellness Co.®, and FloraCal® Farms brands maintain federal trademark registrations for apparel and multiple state trademark registrations.

The Company operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered into managed service agreements in the states in which they operate. For additional information on wholly-owned or effectively controlled subsidiaries and affiliates of Cresco Labs, refer to Note 2 “Summary of Significant Accounting Policies” under the heading “Basis of Consolidation” of the Company’s Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2026 and 2025.

FEDERAL REGULATORY ENVIRONMENT
In accordance with the Canadian Securities Administrators Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), information regarding the current U.S. federal regulatory environment is disclosed in the Company’s 2025 Annual MD&A filed on SEDAR+ and EDGAR under the heading “Federal Regulatory Environment,” which section is incorporated by reference herein. The Company will evaluate, monitor and reassess the disclosures contained herein, and incorporated by reference herein, and any related risks, on an ongoing basis and the same will be supplemented, amended, and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding marijuana regulation.

THE STATES IN WHICH WE OPERATE, THEIR LEGAL FRAMEWORK AND HOW IT AFFECTS OUR BUSINESS
The Company currently derives a substantial portion of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. federal law. As of August 6, 2026, the Company believes its operations are in material compliance with all applicable local laws, regulations, and licensing requirements in the states in which we operate.
In accordance with Staff Notice 51-352, information regarding the states that the Company operates in, their legal frameworks and how it affects the Company's business, is disclosed in the Company’s 2025 Annual MD&A filed on SEDAR+ and EDGAR under the heading, “The States in Which We Operate, Their Legal Framework and How It Affects Our Business,” which section is incorporated by reference herein.
For more information about risks related to the U.S. marijuana operations, refer to the discussion of risks and uncertainties set out under the heading “Risk Factors,” located within the Company’s Annual Information Form for the year ended December 31, 2025, filed on SEDAR+ and EDGAR. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca.

RECENT DEVELOPMENTS
On June 5, 2026, the Company closed on a credit agreement providing the Company with a $50.0 million Revolving Credit Facility (the “Revolver”). Borrowings under the Revolver will be available to fund growth initiatives, acquisitions, and general corporate purposes. The Revolver accrues interest at a rate of 7.99% and has a stated maturity date of August 13, 2030.
On April 23, 2026, the Justice Department and the Drug Enforcement Administration announced the issuance of an order immediately placing both Food and Drug Administration-approved products containing marijuana and marijuana products regulated by a state medical marijuana license in Schedule III of the Controlled Substances Act, as well as the initiation of an expedited administrative hearing process to consider the broader rescheduling of marijuana from Schedule I to Schedule III. The administrative hearing process commenced on June 29, 2026 and concluded on July 15, 2026. The broader rescheduling proposal remains subject to the ongoing administrative rulemaking process, and the timing and outcome remain uncertain.
On March 9, 2026, a VIE of the Company entered into multiple agreements to acquire four (4) dispensaries. Total consideration is an estimated $14.7 million, subject to certain closing adjustments. Subsequently, on June 8, 2026, a VIE of the Company entered into multiple agreements that went into effect to operate one (1) additional adult-use dispensary for total consideration of an estimated $2.9 million, subject to certain closing adjustments.

During the first quarter of 2026, the Company entered into a purchase agreement, pending approval, which resulted in the acquisition of nine (9) dispensaries, for the purpose of expanding the Company’s national presence. On April 12, 2026, the Company entered into an management service agreement covering operation of these dispensaries and resulting in consolidation. Total consideration is an estimated $47.8 million, subject to certain closing adjustments.

COMPONENTS OF OUR RESULTS OF OPERATIONS
Revenue
For the three months ended June 30, 2026 and 2025, approximately 69.9% and 67.1%, respectively, of our revenue was derived from Company-owned retail dispensary locations. Retail revenue includes medical and adult-use cannabis sales. Revenue from the wholesale of cannabis products represents the remaining 30.1% and 32.9%, respectively, for the same periods. Sales discounts were approximately 31.8% and 30.0% of gross revenue for the three months ended June 30, 2026 and 2025, respectively. For the six months ended June 30, 2026 and 2025, approximately 68.9% and 67.2%, respectively, of our revenue was derived from Company-owned retail dispensary locations. Revenue from the wholesale of cannabis products represents the remaining 31.1% and 32.8%, respectively, for the same periods. Sales discounts were approximately 31.2% and 29.4% of gross revenue for the six months ended June 30, 2026 and 2025, respectively.
Gross profit
Gross profit is calculated as revenue less cost of goods sold (“COGS”). COGS includes the direct and indirect costs attributable to the cultivation and production of the products sold and is comprised of the following:
•Direct and indirect labor costs: Include all salaries, benefits, and taxes for all employees at the cultivation and manufacturing facilities.
•Direct supplies: Include direct material costs for maintenance of the plant, supplies and nutrients, production expenses including inventory purchases, packaging costs, and equipment used to process marijuana.
•Facility expenses: The facility expenses for the cultivation operations are the cost for the facility, utilities, property taxes, maintenance, and costs associated with monitoring the security systems.
•Other operating expenses: Include all costs associated with the facility itself, including insurance, community benefit fees, professional services related to licenses and compliance, uniforms, employee training programs, tracking and inventory management systems, product testing, business development, information technology, license renewal fees, and certain excise taxes.
In addition to market fluctuations, cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products. The changes in regulatory environments may create fluctuations in gross profit over comparative periods. Additionally, gross profit may include the cost of inventory required to be marked to fair value as part of purchase accounting in a business combination.
Selling, general, and administrative expenses (“SG&A”)
SG&A consist of employee salary and benefit costs, depreciation and amortization, professional and legal fees, finance costs, advertising and marketing, office and retail operation costs, share-based compensation, certain excise taxes, technology, insurance, security, travel and entertainment, and rent expense. SG&A is a component of Total operating expenses as discussed in the “Selected Financial Information” section below.

For the three and six months ended June 30, 2026 and 2025, SG&A was comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Salaries and benefits	$35,504	$30,805	$67,290	$67,183
Occupancy and facility expenses	7,228	7,173	13,559	13,904
Depreciation and amortization	6,958	4,420	11,876	9,576
Professional and legal fees	8,096	3,439	13,659	7,931
Selling and marketing expense	4,204	3,534	6,557	5,135
Office and general expense	2,485	2,210	5,289	5,162
Share-based compensation	3,403	2,032	8,263	4,107
Other expense	5,708	4,237	11,368	9,894
Total SG&A	$73,586	$57,850	$137,861	$122,892
Other expense, net
Other expense, net consists mainly of recurring gains (losses) on investments, foreign currency, loss on provision for loan receivables, gain (loss) on disposition of assets, changes in fair value of deferred and contingent consideration, as well as ad hoc expenses, such as gain (loss) on lease termination, and loss on debt extinguishment. These gains (losses) do not generally correlate to revenue. Other expense, net is added to Interest expense, net, to sum to Total other expense, net discussed in the “Selected Financial Information” section below.
For the three and six months ended June 30, 2026 and 2025, Other expense, net consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Loss on disposal of assets	(1,929)	(636)	$(1,932)	$(805)
Gain (loss) on foreign currency	216	(612)	417	(642)
Loss on provision - loan receivable	(79)	(76)	(421)	(115)
Changes in fair value of deferred and contingent considerations	(1,050)	460	(709)	490
Gain on asset acquisition	94	—	228	—
Other income, net	896	488	1,524	1,043
Other expense, net	$(1,852)	$(376)	$(893)	$(29)
Interest expense, net
Interest expense, net consists mainly of interest on notes and loans payable, financing activities, leases, accretion of debt discount and amortization of deferred financing fees, and interest income. Interest expense, net is included in Total other expense, net discussed in the “Selected Financial Information” section below.

For the three and six months ended June 30, 2026 and 2025, Interest expense, net consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2026	2025	2026	2025
Interest expense – notes and loans payable	$(11,340)	$(9,070)	$(22,539)	$(19,934)
Interest expense – financing activities	(2,742)	(2,825)	(5,507)	(5,669)
Accretion of debt discount and amortization of deferred financing fees	(698)	(1,259)	(1,333)	(2,470)
Interest expense – leases	(672)	(739)	(1,356)	(1,484)
Interest income	407	873	814	1,686
Other interest expense	(60)	(2)	(111)	(5)
Interest expense, net	$(15,105)	$(13,022)	$(30,032)	$(27,876)
Income Taxes
The Company is classified for U.S. federal income tax purposes as a U.S. corporation under Section 7874 of the Internal Revenue Code (“IRC”). The Company is subject to income taxes in the jurisdictions in which it operates and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to the COGS for operations relating to adult-use cannabis. Effective April 22, 2026, SG&A and COGS expenses are deductible for operations relating to medical cannabis. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.
However, beginning in 2024, the Company began taking an uncertain tax position on its tax returns (beginning with 2023 originally filed tax returns) that its operations are not subject to IRC Section 280E and therefore intends to deduct such expenses with a related uncertain tax liability offsetting such deductions. The Company continues to take this position for the full year 2026 for both state licensed medical and adult use cannabis. Additionally, certain states including Arizona, California, Illinois, Massachusetts, Michigan, Pennsylvania, and New York do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.
The April 2026 federal rescheduling order has a material effect on our future results of operations, cash flows, and liquidity, particularly because it eliminates the application of IRC Section 280E to our state-licensed medical cannabis operations effective April 22, 2026. Such impact depends on, among other things, the scope of our qualifying medical cannabis activities, our ability to substantiate deductions attributable to those activities, future Treasury, Internal Revenue Service, Department of Justice, Drug Enforcement Administration (“DEA”), and state regulatory guidance, and the outcome of pending DEA proceedings regarding broader rescheduling for adult use cannabis. The Company has adjusted its income tax provision during the quarter ended June 30, 2026 to reflect an effective date of April 22, 2026 for state-licensed medical cannabis no longer being subject to IRC Section 280E. We continue to wait for guidance on whether the change to medical cannabis will be applied retroactively and for the results of the rescheduling hearings for adult use cannabis. As more guidance becomes available , we will continue to evaluate whether to file amended returns and whether changes to our systems, controls, and cost allocation methodologies are required. At this time, we cannot be certain of the amount of tax benefit that will be realized, that the order will improve our access to capital or banking services, or that additional federal regulatory changes will occur.

SELECTED FINANCIAL INFORMATION
The Company reports results of operations of its affiliates from the date that control commences, either through the purchase of the business, through a management agreement, or through other arrangements that grant such control. The following selected financial information includes only the results of operations after the Company established control of its affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period. For discussion of our fiscal 2025 results of operations and comparison with fiscal 2024 results of operations, please refer to “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” filed on SEDAR+ on March 5, 2026 and EDGAR on March 6, 2026.
Summary of Unaudited Quarterly Results

($ in thousands)	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues, net	$173,341	$151,325	$161,553	$164,913	$163,624	$165,757	$175,909	$179,783
Income (loss) from operations	13,361	11,173	(75,545)	17,828	16,141	13,589	19,406	26,343
Net income (loss) attributable to Cresco Labs Inc.	16,796	(13,072)	(87,588)	(17,054)	(16,334)	(14,432)	(4,372)	(10,541)
Basic EPS	$0.05	$(0.04)	$(0.25)	$(0.05)	$(0.05)	$(0.04)	$(0.01)	$(0.03)
Diluted EPS	$0.04	$(0.04)	$(0.25)	$(0.05)	$(0.05)	$(0.04)	$(0.01)	$(0.03)
Results of Operations
Three Months Ended June 30, 2026 Compared to the Three Months Ended June 30, 2025
The following tables set forth selected consolidated financial information for the periods indicated that are derived from our Unaudited Condensed Interim Consolidated Financial Statements and the respective accompanying notes prepared in accordance with GAAP.
The selected unaudited consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three Months Ended June 30,
($ in thousands)	2026	2025	$ Change	% Change
Revenues, net	$173,341	$163,624	$9,717	5.9%
Cost of goods sold	86,394	80,368	6,026	7.5%
Gross profit	86,947	83,256	3,691	4.4%
Selling, general, and administrative	73,586	57,850	15,736	27.2%
Impairment loss	—	9,265	(9,265)	(100.0)%
Total operating expenses	73,586	67,115	6,471	9.6%
Total other expense, net	(16,957)	(13,398)	(3,559)	26.6%
Income tax benefit (expense)	18,966	(16,636)	35,602	(214.0)%
Net income (loss)[1]	$15,370	$(13,893)	$29,263	(210.6)%
1Net income (loss) includes amounts attributable to non-controlling interests.
Revenues, net
Revenue for the three months ended June 30, 2026, increased $9.7 million, or 5.9%, compared to the three months ended June 30, 2025. The increase in revenue was primarily driven by dispensary acquisitions in Pennsylvania, retail growth in Ohio due to legalizing adult-use of cannabis, and wholesale growth in Massachusetts and Ohio. The increase was partially offset by reduced operations in California compared to the prior year period as well as price compression and increased competition in Illinois.
COGS and Gross profit
COGS for the three months ended June 30, 2026, increased $6.0 million, or 7.5%, compared to the three months ended June 30, 2025. The increase was primarily attributable to increased sales in Pennsylvania driven by dispensary acquisitions.
Gross profit increased by $3.7 million, or 4.4%, for the three months ended June 30, 2026, compared to the three months ended June 30, 2025. The increase in gross profit was primarily driven by increased sales in Pennsylvania, Ohio, and Massachusetts. As a percentage of revenue, gross profit was 50.2% and 50.9% for the three months ended June 30, 2026 and June 30, 2025, respectively. The slight decrease in gross profit as a percentage of revenue was driven by compressed margins from higher margin states.

Total operating expenses
Total operating expenses for the three months ended June 30, 2026, increased $6.5 million, or 9.6%, compared to the three months ended June 30, 2025. The increase was primarily attributable to an increase in salaries and benefits expense and professional and legal fees. The increase was partially offset by $9.3 million of impairment charges recognized during the three months ended June 30, 2025, with no impairment charges were recognized for the three months ended June 30, 2026.
Total other expense, net
Total other expense, net for the three months ended June 30, 2026, increased $3.6 million, or 26.6%, compared to the three months ended June 30, 2025. The increase was primarily attributable to increased interest expense on notes and loans payable, most notably interest on the Senior Secured Term Loan, as well as unfavorable changes in fair value of deferred and contingent considerations compared to the prior year period.
Provision for income taxes
Income tax benefit for the three months ended June 30, 2026 was $19.0 million, compared to $16.6 million of income tax expense for the three months ended June 30, 2025. The $35.6 million change was primarily a result of the change to qualifying state licensed medical cannabis.
Net income (loss)
Net income for the three months ended June 30, 2026, increased $29.3 million compared to the three months ended June 30, 2025. The change was primarily driven by the decrease in income tax expense discussed above.

Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

The following tables set forth selected consolidated financial information for the periods indicated that are derived from our Unaudited Condensed Interim Consolidated Financial Statements and the respective accompanying notes prepared in accordance with GAAP.

The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Six Months Ended June 30,
($ in thousands)	2026	2025	$ Change	% Change
Revenues, net	$324,666	$329,381	$(4,715)	(1.4)%
Cost of goods sold	162,270	167,494	(5,224)	(3.1)%
Gross profit	162,396	161,887	509	0.3%
Selling, general, and administrative	137,861	122,892	14,969	12.2%
Impairment loss	—	9,265	(9,265)	(100.0)%
Total operating expenses	137,861	132,157	5,704	4.3%
Total other expense, net	(30,925)	(27,905)	(3,020)	10.8%
Income tax benefit (expense)	4,746	(30,952)	35,698	(115.3)%
Net loss[1]	$(1,644)	$(29,127)	$27,483	(94.4)%
1Net loss includes amounts attributable to non-controlling interests.

Revenues, net
Revenue for the six months ended June 30, 2026, decreased $4.7 million, or 1.4%, compared to the six months ended June 30, 2025. The decrease in revenue was primarily driven by increased competition, price compression, and price discounting in the Illinois, Florida, and Pennsylvania markets; disruption in the Michigan market following the introduction of an excise tax; and reduced operations in California compared to the prior year period. The decrease was partially offset by retail growth in Pennsylvania due to dispensary acquisitions, growth in Ohio due to legalizing adult-use of cannabis, as well as wholesale growth in Massachusetts.

COGS and Gross profit
COGS for the six months ended June 30, 2026, decreased $5.2 million, or 3.1%, compared to the six months ended June 30, 2025. The decrease was primarily attributable to lower sales in Illinois and reduced operations in California offset by increased sales in Pennsylvania driven by dispensary acquisitions.
Gross profit increased by $0.5 million, or 0.3%, for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. The increase in gross profit was primarily driven by increased sales in Ohio offset by lower sales in Illinois. As a percentage of revenue, gross profit was 50.0% and 49.1% for the six months ended June 30, 2026 and June 30, 2025, respectively. The increase in gross profit as a percentage of revenue was driven by increased sales from higher margin states.
Total operating expenses
Total operating expenses for the six months ended June 30, 2026, increased $5.7 million, or 4.3%, compared to the six months ended June 30, 2025. The increase was primarily attributable to an increase in professional and legal fees and share-based compensation. The increase was partially offset by $9.3 million of impairment charges recognized for the six months ended June 30, 2025, with no impairment charges recognized during the six months ended June 30, 2026.
Total other expense, net
Total other expense, net for the six months ended June 30, 2026, increased $3.0 million, or 10.8%, compared to the six months ended June 30, 2025. The increase was primarily attributable to increased interest expense on notes and loans payable, most notably interest on the Senior Secured Term Loan, as well as unfavorable changes in fair value of deferred and contingent considerations compared to the prior year period.
Provision for income taxes
Income tax benefit for the six months ended June 30, 2026 was $4.7 million, compared to $31.0 million of income tax expense for the six months ended June 30, 2025. The $35.7 million change was primarily a result of the change to qualifying state licensed medical cannabis.
Net loss
Net loss for the six months ended June 30, 2026, decreased $27.5 million compared to the six months ended June 30, 2025. The decrease in net loss was primarily driven by the decrease in income tax expense discussed above.

NON-GAAP FINANCIAL MEASURES
Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA (defined below) are non-GAAP financial measures and do not have standardized definitions under GAAP and may not be comparable to similar measures presented by other issuers. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspectives and insights when analyzing the core operating performance of the business. This provides useful information for investors, allowing them to gain a clearer understanding of the Company’s operating performance and make more informed investment decisions. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to and should only be considered in conjunction with, the GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.

	Three Months Ended June 30,				Six Months Ended June 30,
($ in thousands)	2026	2025	$ Change	% Change[2]	2026	2025	$ Change	% Change[2]
Net income (loss)[1]	$15,370	$(13,893)	$29,263	(210.6)%	$(1,644)	$(29,127)	$27,483	(94.4)%
Depreciation and amortization	12,656	12,190	466	3.8%	24,872	25,096	(224)	(0.9)%
Interest expense, net	15,105	13,022	2,083	16.0%	30,032	27,876	2,156	7.7%
Income tax (benefit) expense	(18,966)	16,636	(35,602)	(214.0)%	(4,746)	30,952	(35,698)	(115.3)%
EBITDA (non-GAAP)	$24,165	$27,955	$(3,790)	(13.6)%	$48,514	$54,797	$(6,283)	(11.5)%
Other expense, net	1,852	376	1,476	392.6%	893	29	864	nm
Fair value mark-up for acquired inventory	1,312	—	1,312	100.0%	1,905	—	1,905	100.0%
Adjustments for acquisition and other non-core costs	8,437	734	7,703	nm	12,099	7,749	4,350	56.1%
Impairment loss	—	9,265	(9,265)	(100.0)%	—	9,265	(9,265)	(100.0)%
Share-based compensation	3,773	2,546	1,227	48.2%	9,028	5,269	3,759	71.3%
Adjusted EBITDA (non-GAAP)	$39,539	$40,876	$(1,337)	(3.3)%	$72,439	$77,109	$(4,670)	(6.1)%
1Net loss includes amounts attributable to non-controlling interests.
2Percentage changes shown as “nm” (not meaningful) are values greater than 399%.

Adjusted EBITDA, a non-GAAP financial measure, is defined as EBITDA, excluding Other expense, net; adjustments for acquisition and other non-core costs; and share-based compensation. Non-core costs include non-operating costs, such as costs related to acquisitions and restructuring, unique legal expenses, and other expenses that are mostly one-time in nature. Adjusted EBITDA was $39.5 million for the three months ended June 30, 2026, compared to $40.9 million for the three months ended June 30, 2025. The decrease in adjusted EBITDA of $1.3 million is primarily due an increase in salaries and benefits expense driven by higher payroll costs as a result of an increased headcount related to dispensary acquisitions. Adjusted EBITDA was $72.4 million for the six months ended June 30, 2026, compared to $77.1 million for the six months ended June 30, 2025. The decrease in adjusted EBITDA of $4.7 million is primarily driven by an increase in operating expenses such as professional and legal fees and selling and marketing expenses.

LIQUIDITY AND CAPITAL RESOURCES
Overview
Our primary sources of liquidity are cash and cash equivalents from the operations of our business, debt, and equity offerings. Our principal uses of cash include working capital related items, capital expenditures, debt, and tax related payments. Additionally, we may use cash for acquisitions and other investing or financing activities.
As of June 30, 2026, the Company held $32.9 million in Cash and cash equivalents and $34.5 million in Restricted cash, included in both Restricted cash and Other non-current assets on the Unaudited Condensed Interim Consolidated Balance Sheets, compared to $57.9 million in Cash and Cash equivalents, and $36.4 million in Restricted cash at December 31, 2025.
The Company is generally able to access private and/or public financing through, but not limited to, institutional lenders, such as the agreement for the Senior Secured Term Loan of $325.0 million, which closed on August 13, 2025, that bears an interest rate of 12.5% and matures on August 13, 2030. This refinancing, along with existing cash on hand, was used to repay the Company’s prior facility of $360.0 million, reducing total debt. Additionally, on June 5, 2026, the Company closed on the Revolving Credit Facility of $50.0 million, which matures on August 13, 2030 and bears a 7.99% interest rate. JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into a $25.3 million loan on September 26, 2023, and amended on October 3, 2025, secured by real estate and improvements thereto. In addition, the Company has received and has access to private loans through individual investors and private and public equity raises. As of June 30, 2026, the Company was in compliance with all covenants.
The Company expects cash on hand and cash flows from operations, along with the private and/or public financing options discussed above, will be adequate to meet capital requirements and operational needs for the next twelve months. We cannot guarantee this will be the case, or that our assumptions regarding revenues and expenses underlying this belief will be accurate. If, in the future, we require more liquidity than contemplated, we may need to raise additional funds through debt and/or equity offerings. Adequate funds may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities, dilution to existing shareholders may result. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense.
If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Cash Flows
Operating Activities
Net cash provided by operating activities was $9.8 million for the six months ended June 30, 2026, a decrease of $29.5 million compared to $39.3 million of net cash provided by operating activities during the six months ended June 30, 2025. The $29.5 million decrease was primarily attributable to an increase in accounts payable and accrued liabilities payments due to the Senior Secured Term Loan refinancing, and a net benefit from improved collections of accounts receivables in the prior year period.
Investing Activities
Net cash used in investing activities was $23.7 million for the six months ended June 30, 2026, a increase of $2.3 million compared to $21.3 million during the six months ended June 30, 2025. The increase in net cash used in investing activities was primarily driven by acquisitions and increased purchases of intangibles.
Financing Activities
Net cash used in financing activities was $13.1 million for the six months ended June 30, 2026, a increase of $3.9 million compared to $9.2 million for the six months ended June 30, 2025. The increase was primarily driven by tax distributions paid in accordance with our tax receivable agreement and the closing of our Revolver.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on financial performance or financial condition, including without limitation, such considerations as liquidity and capital resources.

CONTRACTUAL OBLIGATIONS
The Company has the following contractual obligations as of June 30, 2026:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years	Total
Deferred and contingent consideration, short-term	$41,429	$—	$—	$—	$41,429
Operating leases liabilities	22,242	63,128	61,630	111,261	258,261
Finance lease liabilities	2,696	10,371	8,244	9,979	31,290
Deferred and contingent consideration, long-term	—	19,421	—	—	19,421
Short-term borrowings and Long-term notes and loans payable	22,202	118,094	416,314	80,566	637,176
Tax receivable agreement liability	5,513	11,273	12,019	42,826	71,631
Other long-term liabilities	—	1,000	—	—	1,000
Total obligations as of June 30, 2026	$94,082	$223,287	$498,207	$244,632	$1,060,208

RELATED PARTY TRANSACTIONS
See Note 11 “Related Party Transactions” in the Unaudited Condensed Interim Consolidated Financial Statements for the Company’s disclosures on related party transactions.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring, and approving the Company’s risk management processes:
(a)Credit and Banking Risk
Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of June 30, 2026 and December 31, 2025 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its growth in its key retail markets, as payment is typically due upon transferring the goods to the customer at our dispensaries, which currently accept only cash and debit cards. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on the Senior Secured Term Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. The interest rate on our Mortgage Loans is based on the FHLB Five Year Classic Regular Advance Rates which matures every five (5) years and does not pose a significant credit risk. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry require additional reforms and protections. In 2023, the Senate Banking Committee passed the SAFER Banking Act with bipartisan support, but it was not taken up on the Senate floor and died at the end of the 118th Congress. In June 2026, the SAFE Banking Act bill was refiled in both the Senate and House of Representatives. However, as of the date of this MD&A, the SAFE Banking Act has not been brought to a vote in the Senate or the House of Representatives, and there have been no further substantive legislative actions. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets. While recent federal rescheduling actions may reduce risks associated with state-licensed medical cannabis activities, cannabis remains subject to significant federal regulation, and adult-use cannabis activities remain federally prohibited. Accordingly, uncertainty regarding access to banking and other financial services persists.
(b)Asset Forfeiture Risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture. Although recent federal rescheduling actions may reduce risks associated with state-licensed medical cannabis activities, cannabis-related assets remain subject to potential federal enforcement and forfeiture, and the extent to which such actions may affect asset forfeiture risk remains uncertain.
(c)Liquidity Risk
The accompanying unaudited condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the six months ended June 30, 2026, the Company has generated positive cash flows from operations and implemented certain cost cutting measures, which are expected to improve cash from operations.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of June 30, 2026, the Company had working capital (defined as current assets less current liabilities) of $108.0 million. The Company also expects to be able to continue to raise debt or equity based capital, or sell certain assets, if needed, to fund operations and the expansion of its business.
(d)Market Risk
(i)Currency Risk
The operating results and balance sheet of the Company are reported in USD. As of June 30, 2026 and December 31, 2025, the Company’s financial assets and liabilities are primarily in USD. However, from time to time, some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. During the three and six months ended June 30, 2026, the Company recorded a $0.2 million and $0.4 million gain in foreign currency exchange, respectively. The Company recorded a $0.6 million loss in foreign currency exchange during both the three and six months ended June 30, 2025.
As of June 30, 2026 and December 31, 2025, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
(ii)Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in interest expense, net. The Company’s Senior Secured Term Loan accrues interest at a rate of 12.5% per annum and has an effective interest rate of 13.8%. The Company’s Revolving Credit Facility accrues interest at a rate of 7.99% per annum. The Company’s Mortgage Loans accrue interest at a rate of 8.4% per annum and have an effective interest rate of 10.2%.

(iii)Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to deferred and contingent considerations that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to deferred and contingent considerations with a corresponding change to Other expense, net.
(iv)Tax Risk
Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate on adult use cannabis due to IRC Section 280E, which bars businesses from deducting all expenses except their COGS when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 17 “Provision for Income Taxes and Deferred Income Taxes” for the Company’s disclosure of uncertain tax positions.
(v)Regulatory Risk
Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operations, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, any unforeseen regulatory changes could have a material adverse impact on the goals and operations of the Company’s business.
(vi) Economic Risk
The Company’s business, financial condition, and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturns could have a material adverse effect on our business, financial condition, and operating results.
(vii) Inflation Risk
The Company anticipates inflationary pressures to continue throughout 2026. The Company maintains strategies to mitigate the impact of higher raw material, energy, and commodity costs, which include cost reduction, sourcing, and other actions, which may help to offset a portion of the adverse impact.

SUMMARY OF OUTSTANDING SHARE AND SHARE-BASED DATA
Cresco Labs has the following securities issued and outstanding, as of June 30, 2026:

Securities	Number of Shares (in thousands)
Super Voting Shares	500
Subordinate Voting Shares[1]	355,589
Proportionate Voting Shares[2]	16,258
Special Subordinate Voting Shares[3]	2
Redeemable Units[4]	84,299
1Subordinate Voting Shares includes shares pending issuance or cancellation
2Proportionate Voting Shares presented on an “as-converted” basis to Subordinate Voting Shares (1-to-200)
3Special Subordinate Voting Shares presented on an “as-converted” basis to Subordinate Voting Shares (1-to-0.00001)
4 Redeemable units of Cresco Labs, LLC, each of which is exchangeable for one (1) Subordinate Voting Shares